UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 29, 2022
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On July 29, 2022, the Credit Suisse Financial Report 2Q22 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), (a) the sections of the attached Financial Report entitled “Investor information” and “Financial calendar and contacts” shall not be incorporated by reference into, or be deemed “filed”, with respect to any such Registration Statements, (b) the information under “Group and Bank differences” and any exhibits hereto or information contained therein which relate exclusively to Credit Suisse AG or the Bank shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856) and (c) the section of the attached Financial Report entitled “II – Treasury, risk, balance sheet and off-balance sheet – Capital management– Bank regulatory disclosures” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2021 (Credit Suisse 2021 20-F) filed with the SEC on March 10, 2022, the Group’s financial report for the first quarter of 2022 (Credit Suisse Financial Report 1Q22), filed with the SEC on Form 6-K on May 5, 2022, and the Group’s financial report for the second quarter of 2022 (Credit Suisse Financial Report 2Q22), filed with the SEC as Exhibit 99.1 hereto.
Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s and Bank’s annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 10, 2022 and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2022 (6M22) compared to the six months ended June 30, 2021 (6M21) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2022. The Credit Suisse Financial Report 2Q22, filed as Exhibit 99.1 hereto, includes unaudited financial statements for 6M22 and 6M21.
Credit Suisse includes the results of our reporting segments and the Corporate Center. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Overview of Results
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
6M22 (CHF million)
Net revenues	2,443	3,047	2,159	672	(264)	8,057
Provision for credit losses	13	(101)	41	2	(1)	(46)
Compensation and benefits	1,523	2,188	756	323	60	4,850
Total other operating expenses	1,360	1,952	489	264	789	4,854
Total operating expenses	2,883	4,140	1,245	587	849	9,704
Income/(loss) before taxes	(453)	(992)	873	83	(1,112)	(1,601)
Income tax expense						268
Net income/(loss)						(1,869)
Net income/(loss) attributable to noncontrolling interests						(3)
Net income/(loss) attributable to shareholders						(1,866)
6M21 (CHF million)
Net revenues	3,998	5,728	2,054	817	80	12,677
Provision for credit losses	(11)	4,384	5	1	(10)	4,369
Compensation and benefits	1,371	1,967	746	322	157	4,563
Total other operating expenses	890	1,703	446	243	407	3,689
Total operating expenses	2,261	3,670	1,192	565	564	8,252
Income/(loss) before taxes	1,748	(2,326)	857	251	(474)	56
Income tax expense						40
Net income						16
Net income attributable to noncontrolling interests						15
Net income attributable to shareholders						1

Results summary
In 6M22, Credit Suissereported net loss attributable to shareholders of CHF 1,866 million compared to net income attributable to shareholders of CHF 1 million in 6M21.
Net revenues of CHF 8,057 million decreased 36% compared to 6M21, primarily reflecting lower net revenues in the Investment Bank and Wealth Management.
A release of provision for credit losses of CHF 46 million was mainly related to a release of provision for credit losses of CHF 101 million in the Investment Bank, primarily pertaining to an assessment of the future recoverability of receivables related to Archegos Capital Management (Archegos), partially offset by provision for credit losses of CHF 41 million in Swiss Bank, including CHF 27 million related to the sanctions imposed in connection with the Russian invasion of Ukraine as well as provisions related to our consumer finance business.
Total operating expenses of CHF 9,704 million increased 18% compared to 6M21, primarily reflecting a 40% increase in general and administrative expenses, mainly driven by higher litigation provisions. The Group recorded net litigation provisions of CHF 1,200 million in 6M22, primarily relating to developments in a number of previously disclosed legal matters, mainly in the Corporate Center, Wealth Management and the Investment Bank. Compensation and benefits of CHF 4,850 million increased 6%, primarily due to higher salaries and discretionary compensation expenses. 6M22 included restructuring expenses of CHF 126 million.
Income tax expense or benefit was previously calculated during interim reporting periods by applying the estimated annual effective tax rate to the income/loss of the year to date reporting period. However, the historical method could sometimes create distortions in the effective tax rate for the period. Since small changes in the estimated income or loss for 2022 would result in significant changes in the estimated annual effective tax rate, we concluded the actual year to date effective tax rate to be the best estimate of the annual effective tax rate. We have therefore used a year to date effective tax rate (discrete method) to calculate income taxes for the period ended June 30, 2022.
Income tax expense of CHF 268 million recorded in 6M22 resulted in an effective tax rate of (16.7)%.The main drivers of the effective tax rate were the impact of the valuation allowances relating to current period earnings, the non-deductible funding costs, non-deductible litigation provisions and shortfall tax charges on share-based compensation delivered in this period. This is partially offset by the impact of the geographical mix of results. Overall, net deferred tax assets decreased CHF 129 million to CHF 2,824 million during 6M22.
Segment results
In 6M22, Wealth Management reported a loss before taxes of CHF 453 million and net revenues of CHF 2,443 million.
Compared to 6M21, net revenues decreased 39%, reflecting lower revenues across all major categories. The decrease in other revenues in 6M22 mainly reflects the loss on the equity investment in Allfunds Group of CHF 521 million, while other revenues in 6M21 included a gain on the equity investment in Allfunds Group of CHF 461 million. Transaction- and performance-based revenues decreased 28%, mainly driven by lower revenues from Global Trading Solutions, lower brokerage and product issuing fees and lower corporate advisory fees. Recurring commissions and fees decreased 10%, primarily driven by lower investment product fees, the negative impact from the SCFF fee waiver program, lower wealth structuring solutions fees and lower security account and custody services fees. Net interest income decreased 2%, primarily due to higher loan margins on lower average loan volumes and lower treasury revenues, partially offset by higher deposit margins on higher average deposit volumes.
In 6M22, a provision for credit losses of CHF 13 million was recorded, compared to a release of provision for credit losses of CHF 11 million recorded in 6M21. The provision for credit losses in 6M22 mainly reflected non-specific provisions for expected credit losses due to increased credit risk related to Russia’s invasion of Ukraine. The release of provision for credit losses in 6M21 mainly related to ship finance.
Total operating expenses increased 28% compared to 6M21, reflecting higher general and administrative expenses and higher compensation and benefits.
In 6M22, Investment Bank reported a loss before taxes of CHF 992 million, compared to CHF 2,326 million in 6M21, driven by a loss of CHF 5,024 million in respect of the failure by Archegos to meet its margin commitments. Net revenues of CHF 3,047 million decreased 47% compared to 6M21, mainly reflecting significantly lower capital markets and fixed income sales and trading revenues. During the first half of the year, market conditions were characterized by geopolitical and macroeconomic uncertainties, elevated levels of volatility, widening credit spreads and significantly reduced issuance activity.
Revenues from fixed income sales and trading of CHF 1,341 million decreased 42% compared to 6M21, reflecting reduced trading activity across most products due to challenging trading conditions. Securitized products revenues declined compared to a strong prior year, reflecting lower non-agency and agency trading activity and reduced asset finance revenues. Emerging markets revenues decreased, driven by lower trading and financing revenues, and included trading losses related to Russia's invasion of Ukraine. Global credit products revenues decreased, reflecting lower leveraged finance and investment grade trading activity. Macro products revenues were stable.
Revenues from equity sales and tradingof CHF 834 million decreased 8% compared to 6M21, reflecting lower cash equities and equity derivatives results, partly offset by higher prime services. Cash equities revenues decreased due to lower secondary trading revenues across regions. Equity derivatives revenues declined, reflecting lower corporate and structured equity derivatives trading activity. This was partially offset by higher prime services revenues compared to a loss of CHF 493 million related to Archegos in prime services in 6M21.
Revenues from capital markets of CHF 468 million decreased 78% compared to a strong 6M21, reflecting lower issuance activity across products due to challenging market conditions and high levels of volatility. Debt capital markets revenues decreased significantly, reflecting reduced leveraged finance and investment grade issuance activity. Equity capital markets revenues decreased significantly, driven by reduced initial public offering (IPO) and follow-on issuance activity.
Revenues from advisory of CHF 387 million increased 7% compared to 2Q21, driven by higher revenues from completed mergers and acquisitions (M&A) transactions.
In 6M22, we recorded a release of provision for credit losses of CHF 101 million compared to provision for credit losses of CHF 4,384 million recorded in 6M21. The provisions for credit losses in 6M21 was driven by a charge of CHF 4,500 million related to Archegos.
Total operating expenses of CHF 4,140 million increased 13% compared to 6M21, mainly reflecting higher general and administrative expenses and higher compensation and benefits. General and administrative expenses of CHF 1,571 million increased 17%, primarily due to higher litigation provisions. Compensation and benefits of CHF 2,188 million increased 11%, primarily reflecting higher allocated corporate function costs relating to higher Group-wide technology, risk and compliance costs. In 6M22, we had restructuring expenses of CHF 96 million compared to CHF 46 million in 6M21.
In 6M22, Swiss Bank reported income before taxes of CHF 873 million and net revenues of CHF 2,159 million.
Net revenues increased 5% compared to 6M21, mainly driven by higher other revenues as well as higher recurring commissions and fees. Other revenues in 6M22 included gains on the sale of real estate of CHF 97 million and a loss on the equity investment in SIX of CHF 7 million. Recurring commissions and fees increased 5%, mainly driven by higher revenues from our investment in Swisscard, higher fees from lending activities and higher discretionary mandate management fees. Net interest income was stable, with higher deposit margins on stable average deposit volumes offset by significantly lower treasury revenues. Transaction-based revenues were stable, with lower brokerage and product issuing fees as well as losses on equity investments, offset by higher fees from foreign exchange client business.
In 6M22, we recorded a provision for credit losses of CHF 41 million compared to CHF 5 million recorded in 6M21. Provision for credit losses in 6M22 included CHF 27 million related to the sanctions imposed in connection with the Russian invasion of Ukraine as well as provisions related to our consumer finance business. Provision for credit losses in 6M21 mainly reflected several individual cases across various industries in 1Q21, largely offset by a release of non-specific provisions for expected credit losses in 2Q21.
Total operating expenses increased 4% compared to 6M21, mainly reflecting higher general and administrative expenses as well as higher compensation and benefits.
In 6M22, Asset Management reported income before taxes of CHF 83 million and net revenues of CHF 672 million.
Net revenues of CHF 672 million decreased 18% compared to 6M21, reflecting lower performance, transaction and placement revenues and management fees, partially offset by higher investment and partnership income.

Performance and placement revenues of CHF 51 million decreased 70%, mainly reflecting investment-related losses compared to gains in 6M21, and lower performance fees. Management fees of CHF 530 million decreased 6%, reflecting a combination of lower average assets under management and increased investor bias towards passive products. Investment and partnership income of CHF 91 million increased 11%, in particular due to equity participation gains compared to losses in 6M21 and higher investment-related gains.
Total operating expenses increased 4%, mainly reflecting higher general and administrative expenses, which increased 13%. Compensation and benefits and commission expenses remained stable.
Corporate Center reported a loss before taxes of CHF 1,112 million in 6M22 compared to CHF 474 million in 6M21. Negative net revenues of CHF 264 million decreased CHF 344 million compared to net revenues of CHF 80 million in 6M21, primarily reflecting negative treasury results. Negative treasury results of CHF 409 million in 6M22 primarily reflected losses of CHF 116 million with respect to structured notes volatility, losses of CHF 107 million relating to fair value money market instruments, losses of CHF 78 million relating to hedging volatility and losses of CHF 77 million relating to fair value option volatility on own debt. In 6M21, treasury results of CHF 13 million primarily reflected gains of CHF 18 million with respect to structured notes volatility and revenues of CHF 5 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, partially offset by losses of CHF 11 million relating to hedging volatility.
In the Asset Resolution Unit, we reported net revenues of CHF 61 million in 6M22 compared to negative net revenues of CHF 76 million in 6M21. Compared to 6M21, the improvement was driven by higher revenues from portfolio assets and lower asset funding costs.
Other revenues of CHF 84 million decreased CHF 59 million compared to 6M21, mainly reflecting the negative valuation impact from long-dated legacy deferred compensation and retirement programs, partially offset by the elimination of gains from trading in own shares.
In 6M22, we recorded a release of provision for credit losses of CHF 1 million compared to a release of provision for credit losses of CHF 10 million in 6M21.
Total operating expenses increased CHF 285 million compared to 6M21, mainly reflecting an increase in general and administrative expenses, partially offset by a decrease in compensation and benefits. General and administrative expenses of CHF 783 million increased CHF 412 million, primarily reflecting higher litigation provisions, mainly related to legacy legal matters. Compensation and benefits of CHF 60 million decreased CHF 97 million, primarily due to lower deferred compensation expenses from prior-year awards and lower expenses for long-dated legacy deferred compensation and retirement programs, partially offset by higher discretionary compensation expenses.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Wealth Management, Investment Bank, Swiss Bank and Asset Management divisions. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	2Q22	2Q21	2Q22	2Q21	6M22	6M21	6M22	6M21
Statements of operations (CHF million)
Net revenues	3,687	5,229	3,645	5,103	8,130	12,882	8,057	12,677
Total operating expenses	4,875	4,403	4,754	4,315	9,931	8,494	9,704	8,252
Income/(loss) before taxes	(1,251)	852	(1,173)	813	(1,754)	15	(1,601)	56
Net income/(loss)	(1,645)	298	(1,592)	247	(1,975)	9	(1,869)	16
Net income/(loss) attributable to shareholders	(1,644)	326	(1,593)	253	(1,974)	112	(1,866)	1
Comparison of consolidated balance sheets
	Bank		Group
end of	2Q22	4Q21	2Q22	4Q21
Balance sheet statistics (CHF million)
Total assets	730,295	759,214	727,365	755,833
Total liabilities	681,186	711,127	681,299	711,603
Capitalization and indebtedness
	Bank		Group
end of	2Q22	4Q21	2Q22	4Q21
Capitalization and indebtedness (CHF million)
Due to banks	23,614	18,960	23,616	18,965
Customer deposits	390,762	393,841	389,484	392,819
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,662	35,368	21,568	35,274
Long-term debt	152,348	160,695	158,010	166,896
All other liabilities	92,800	102,263	88,621	97,649
Total liabilities	681,186	711,127	681,299	711,603
Total equity	49,109	48,087	46,066	44,230
Total capitalization and indebtedness	730,295	759,214	727,365	755,833

BIS capital metrics
	Bank		Group
end of	2Q22	4Q21	2Q22	4Q21
Capital and risk-weighted assets (CHF million)
CET1 capital	42,443	44,185	37,049	38,529
Tier 1 capital	57,208	59,110	52,736	54,373
Total eligible capital	57,689	59,589	53,217	54,852
Risk-weighted assets	273,651	266,934	274,442	267,787
Capital ratios (%)
CET1 ratio	15.5	16.6	13.5	14.4
Tier 1 ratio	20.9	22.1	19.2	20.3
Total capital ratio	21.1	22.3	19.4	20.5
Condensed consolidated financial statements
Group
Refer to III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q22 and Credit Suisse Financial Report 2Q22.
Bank
The Bank’s condensed consolidated financial statements – unaudited as of and for the six months ended June 30, 2022 and 2021 are attached as Exhibit 99.2 to this Form 6-K.

Exhibits
No. Description
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse Group AG)
23.2 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse AG)
99.1 Credit Suisse Financial Report 2Q22
99.2 Credit Suisse (Bank) Financial Statements 6M22
101.1 Interactive data files (XBRL-related documents) (Group and Bank)
104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: July 29, 2022
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                      David R. Mathers
      Chief Executive Officer                              Chief Financial Officer